東京青山・青木・狛法律事務所
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 APR -9 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
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Washington, DC

April 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

07022390

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Termination of Own Shares from the Market dated April 2, 2007

Thank you very much for your attention.

Yours truly,

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

4/10

April 2, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Termination of Own Shares from the Market

(Acquisition of Own Shares at the Market Pursuant to Section 2 of Article 165 of the Corporate Law)

Notice is hereby given that the Company terminated the repurchase of own shares at the market, resolved at the Board of Directors' meeting held on July 31st, 2006, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From August 1st, 2006, to March 31st, 2007
2. Number of shares repurchased:	752,350 shares
3. Total cost of repurchase:	1,386,338,450 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on July 31st, 2006

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (the ratio to the number of total issued shares: 1.78%)
- Total value of shares to be repurchased:	2,000 million-yen (maximum)

- END -

END